Filed by Palm, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Handspring, Inc.
Registration Statement File No.: 333-106829

During the week of October 13, members of Palm and Handspring management gave the following presentation.

Defining Mobile
Computing

October 2003

Safe Harbor

This presentation includes forward-looking statements
about Palm and its business, including statements
regarding CAGR, worldwide unit sales, palmOne’s
business following the merger and potential growth
opportunities beyond PIM. We caution you that these
statements are subject to risks and uncertainties that
may cause actual events or results to differ materially.
These risks and uncertainties include risks related to
the consummation of the merger, the successful
integration of Handspring and other risks that are
detailed in Palm's filings with the Securities and
Exchange Commission, including its joint proxy
statement/prospectus dated September 26, 2003.

palmOne
October 2003
3

palmsource
palm
STEP 1
palm Solutions Group
STEP 2
handspring
palmOne
palm Solutions Group
handspring
MERGED COMPANY

Transaction Overview
One transaction, two components

Step 1: PalmSource Spin-Off – Tax-free
distribution of all PalmSource shares
owned by Palm to Palm's shareholders
only

Step 2:  Handspring Acquisition –
Occurs immediately  following the spin-
off of PalmSource

Todd Bradley
President and CEO
palmOne

Vision

To create and deliver mobile devices that set you
free from desks and wires so you can work, play
and communicate with family, friends and
colleagues wherever you are.

Handheld computing and communications will be
an essential part of our daily lives.

Mission

The palmOne Opportunity
Clarity of focus key to execution

Extend Market Leadership

  Enhance user experience

  Drive business innovation

  Develop strategic relationships

Achieve Consistent
Profitability

Grow the top line

Design for profitability

Increase Opex productivity

Grow the Market

Attract first-time users

Expand apps beyond PIM

Develop new geographies

Promote convergence

Enter new product segments

Undisputed Market Leadership
We created the category, we will continue to define it

Over 26 million units sold WW

Worldwide distribution

From retail to carrier to web

Leading global market share

40% worldwide*

Larger than HP, Sony, Dell and
Toshiba combined

Leading brands

* IDC, Q2 CY ‘03

palmOne™
October 2003
8

100
80
60
40
20
0
WW Units In Million
2000
2001
2002
2003
2004
2005
2006
2007
Pen-based Handhelds
Data Centric Communicators
Voice Centric Smartphone

Favorable Industry Dynamics
Emerging fast-growing market opportunities

Source: IDC Sept ‘03

8%

27%

61%

Total ‘03-’07
CAGR 41%

CAGR
‘03-’07

Focus on Consistent Profitability
Turnaround well under way, investing towards the future

Top line growth

Expanding customer base

Targeting emerging, high growth segments

Operational discipline and execution

COGS, OCOGS programs

Operating Expense productivity

Working capital management

Acquisition synergies

Ed Colligan

SVP and GM Wireless

Business Unit

Radius, Palm, Handspring

Todd Bradley

Chief Executive Officer

Federal Express, GE Capital,

Gateway

Ken Wirt

SVP and GM Handheld

Business Unit

NEC Technologies, Apple,

Diamond Multimedia Systems

Judy Bruner

Chief Financial Officer

Hewlett-Packard, Ridge Computers,

3COM

Angel Mendez

SVP Global Operations

Allied Signal, GE, Gateway

Jeff Hawkins

Chief Technology Officer

Intel, Grid, Palm, Handspring

Deep Management Bench
Unique industry expertise

Seasoned Board of Directors
Unique track record of company and industry creation

Eric Benhamou – Chairman, palmOne, Inc.

Todd Bradley – President and CEO, palmOne, Inc.

Gordon Campbell – President & Chairman, Techfarm, Inc.

Gareth Chang – Chairman & Partner, GC3 & Assoc. Int’l., LLC

Jean-Jacques Damlamian – SVO, Group Tech. & Innovation,
France Telecom

John Doerr* – General Partner, Kleiner Perkins Caufield &
Byers

Donna Dubinsky* – Former CEO, Handspring

Bruce Dunlevie* – Managing Member, Benchmark Capital

Michael Homer – CEO & Chairman, Kontiki, Inc.

Susan Swenson – President and COO, Leap Wireless Int’l., Inc.

*Current director of Handspring expected to become director of palmOne upon closing of the Handspring acquisition

Ed Colligan
President and COO
Handspring

Once Handspring acquisition closes:

SVP and GM, Wireless Bus. Unit
palmOne

Our Strategic Advantages
Creating differentiation

Relentless focus on customer

Market segmentation

Superb user experience

Innovation that matters

Hardware, Software

Business innovation

Breadth of solutions

Strategic partnering

Focus on core competencies…

…Strategic relationships for the rest

Global reach

Retail, carrier and web

Customer Segmentation

Entry

Enterprise

Personal
Information

Organization
focused

Simple
solutions

Price
conscious

Simple and
convenient access
to data – tethered
or wireless

Minimal
compromises for
mobility

Seamlessly fits into
enterprise
infrastructure

Media Savvy

Media style
and features

Personal
organization
function

Technology
savvy

Professional

Personal and
business
solutions

Style and feature
conscious

Quality and
performance
weighted

Productivity
and
Performance

Connected
Enterprise Data
and Groupware

Personal

Corporate

Media and
Personal
Information

palmOne™
October 2003
15

Zire 71 | TUNGSTEN T2 | TUNGSTEN C

Zire 21 | TUNGSTEN E | TUNGSTEN T3 | trēo

Bluetooth®

Wi-Fi® CERTIFIED

GSM GPRS

CDMA

Unmatched Breadth of Solutions Offering
Unique competitive positioning

$99

$299

$199

$329

$399

$499

Carrier

palmOne™
October 2003
16

Slideshow To Go
Worldwide Sales
Done
1 of 2

Tungsten E Handheld
Power at an affordable price

Clarity and readability with a high-resolution
320x320 color display

Word, Excel and PowerPoint compatible files
on the go

Photos, MP3 and video

ARM processor- 32 MB

"...the company hit one out of the park with the Tungsten
E. This elegant, slim $199 device is the best buy Palm's
ever offered.“

                                 Rob Pegoraro, 10/05/03

Washington Post

Tungsten T3
Flexible, powerful and connected

Stunning 320x480 screen (twice that of
competitors)

Works in portrait and landscape mode

Uncompromising business and multimedia
performance – 400 MHz. XScale processor, 64MB
memory

Best-in-class office compatibility: Outlook, Word,
Excel, PowerPoint

Robust software suite: Photos, Video, MP3, e-mail,
browser

Built-in Bluetooth wireless

"I predict that the T3 will be a hot holiday item this year, and Palm deserves credit for doing its part to keep hand-
held computing fresh and vital.“

                                 Mark Kellner, 10/07/03

The Washington Times

Treo 600 Smartphone
Great phone, great messaging and no compromise

Proven Innovation

Third generation of Treo smartphones

Leadership in emerging, high-growth category

Integration of functionality

Phone integration with address book

Integration of messaging: SMS+ and e-mail

Photos, video and MP3

Carriers to date

Sprint, AT&T, Cingular, T-Mobile, Orange

"I've been carrying a Sprint Treo 600 around for a couple
of weeks and I love it. It's a great phone, an excellent
mobile e-mail terminal and a full-fledged Palm-compatible
PDA. I prefer it to any RIM BlackBerry model I have tested,
and it blows away any of the PDA/phones based on
Microsoft's Pocket PC operating system.“

                                 Walt Mossberg, 9/18/03

Wall Street Journal

Smartphones Are Strategic to Carriers
“Handspring is a program partner, not a device supplier. Every other vendor takes purely a hardware approach.”  -- Carrier

Voice

SMS

Backup

Multimedia

Gaming

Photo Manager

Full Web

Browsing

News

Stocks

Currency

Weather

Web
-based

Apps

Voice

SMS

MMS

POP3
e-mail

Corporate
e-mail

October 2003 20

Email
Inbox (2)
Subfolder 1
Subfolder 2
Outbox
Sent Items
Drafts(1)
Deleted Items(35)
Projects(12)
9:56p Steve Joh... How exped...
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Done
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Mail
Inbox
11:26 am Daniel West
RE: device list
11:02 am Scott Burke
RE: device list
10:53 am Nicholas Hoh
RE: Sentry Installer flow
10:28 am Leah Fitch
RE: Adding File View Add-On to co...
10:25 am Meredith Valt
News 4/7/03
Sort by

Treo 600 E-mail Solutions
Carrier based, server based, redirector based

Handspring

POP3 client in the box

Good Technology

Full Outlook Synchronization

Seven

Sprint PCS Business Connection

Outlook, Lotus Notes, IMAP

Visto

Treo Mail client support

Lotus Domino compatibility

Others

Outlook, Lotus Notes, GroupWise , more….

Judy Bruner
SVP and CFO
palmOne

Focus on Stockholders’ Value

Achieve
Profitability

Scale

Gross Margin

OpEx
Productivity

Manage
Working Capital

Grow the Market

Expanding customer base – paper
replacement, and up sell

Innovation – WAN, LAN, PAN, ARM,
Screens, Multimedia, Messaging

Smartphone – emerging market

Geographic and channel expansion –
China, Brazil, Web, Palm Cafés

Improve Gross Margin/Operating
Expense

Design for profitability

OCOGS improvements

Product life cycle management

Consistent Management of Cash-
to-cash Conversion Cycle

Inventory, receivables and
payables

Solutions Group Operating Results
Q1 ’04 reflects Y/Y revenue increase and reduction in loss

*Other charges include separation costs, amortization of intangibles, impairment and restructuring charges.

Q1 '03

Q2 '03

Q3 '03

Q4 '03

Q1 '04

Revenue

164.7

257.9

197.9

217.1

168.6

Y/Y %

-21%

-10%

-30%

-4%

2%

Gross Profit

37.6

70.2

47.1

57.5

47.4

% of Rev

23%

27%

24%

26%

28%

R&D, S&M, G&A

69.1

66.6

68.3

65.4

60.2

% of Rev

42%

26%

35%

30%

36%

Other Charges

1.2

(0.8)

141.3

3.6

3.5

% of Rev

1%

0%

71%

2%

2%

Op Inc - GAAP

(32.6)

4.4

(162.5)

(11.5)

(16.4)

% of Rev

-20%

2%

-82%

-5%

-10%

Pre-Tax Inc - GAAP

(32.4)

9.2

(165.1)

(10.9)

(16.5)

% of Rev

-20%

4%

-83%

-5%

-10%

Handspring Operating Results – Q1 ’04
Reflect strategic and product transition

*Other charges include amortization of deferred stock compensation and restructuring charges.

Q1 '04

Revenue

13.1

Gross Profit

2.4

% of Rev

18%

R&D, SG&A

16.3

% of Rev

125%

Other Charges

0.8

% of Rev

6%

Op Inc - GAAP

(14.7)

% of Rev

-112%

Pre-Tax Inc - GAAP

(14.0)

% of Rev

-107%

Revenue reflects initial
shipments of Treo 600

GM reflects start-up
volumes & wind-down of
older product lines

GM expected to improve
considerably as Treo 600
ramps

On-track to realize $25M in
annual synergies from
combined company

Emphasis on Operational Discipline
Improving gross margins, lowering costs, reducing inventory

Implemented “Should Cost” program

Shifted production to lower cost footprint

Leveraged system tools, implemented new
systems

Developed demand management processes

Re-tooled organization

Shifting Customer Support to lower
cost/higher performance footprint

palmOne
October 2003
26

$140
$120
$100
$80
$60
$40
$20
$0
Ending Inventory (Million)
28
24
20
16
12
8
4
0
Inventory Turns
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Ending Inv
Inv Turns

Solutions Group Inventory and Turns
Operational discipline produces meaningful improvements

palmOne
October 2003
29

90
60
30
0
-30
-60
-90
Working Capital Days
30
20
10
0
-10
-20
-30
Cash Conversion Cycle
20
67
61
41
31
54
31
22
49
25
33
54
39
35
67
51
20
69
41
15
52
40
14
50
40
19
54
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
DSI
DSO
DPO
CCC

Solutions Group Working Capital
Cash-to-cash conversion cycle consistently low single digits

Upcoming Milestones

Stockholders vote:    October 28, ‘03, CA

Transaction closes October 28 after close of market
(subject to stockholders approval)

Analyst meeting: November 7, ‘03, NY

Q2 FY’04 Results: December 18, ‘03

Three month Solutions Group results, one month of
Handspring results

Purchase accounting

Discontinued operations for historical PalmSource

The palmOne Opportunity

Market leader

Leading global share (scale)

Breadth of solutions offering, breadth of distribution

Leading brands

Large, growing market

Expanding demographics

Emerging geographies and product segments

Wireless ubiquity – PAN, LAN and WAN

Focus on Profitability

Operational discipline and execution

Experienced management and board

Management bench with unique industry expertise

Board with unique track record of company and industry creation

Defining Mobile
Computing

Questions and Answers

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Kip Meintzer at 408.400.3000 or Kip.Meintzer@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003, as such filing may be amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).